Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

January 11, 2011

Jim B. Rosenberg

Division of Corporate Finance

Attn: Jim B. Rosenberg

Attn: Mary Mast

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc.,

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg and Ms. Mast:

On behalf of Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your verbal comment of January 10, 2011.

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Your explanatory note on page 3 and in Item 9A Controls and Procedures beginning on page 33 states that you will account for the transfer of rights from CHML as a capital contribution.  Please confirm that you will include in the notes to the financial statements in future filings a statement that amounts received from CHML in the future will be considered capital contributions.  Further, there are several references throughout the filing to BSTL receiving revenue from CHML in the future.  Please confirm that you will clarify in future filings that those amounts will not be considered revenue in the financial statements.

Response:

The Company confirms that it will include in the notes to the financial statements in future filings a statement that amounts received from CHML in the future will be considered capital contributions, and that the Company will clarify in future filings that amounts from BSTL will not be considered revenue in the financial statements.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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